FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 6 DATED AUGUST 12, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 4 dated July 22, 2015 and Supplement No. 5 dated August 3, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	our entry into an agreement to purchase a multifamily community.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of August 10, 2015, we had accepted aggregate gross offering proceeds of approximately $274.3 million related to the sale of 27.5 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of August 10, 2015, approximately 72.8 million shares of our common stock remain available for sale in our primary offering, and approximately 9.6 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Probable Real Estate Investment

On July 22, 2015, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in Dallas, Texas (the “Dallas Property”) from an unaffiliated seller. The Dallas Property is a multifamily community with 200 units located on an approximately 9.7-acre site with amenities, including but not limited to a clubhouse with a fitness center, two swimming pools, a dog park, and carports.

On July 23, 2015, we made an earnest money deposit of $250,000. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $250,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Dallas Property only after satisfaction of agreed upon closing conditions. The purchase price of the Dallas Property is approximately $21.3 million plus closing costs. We intend to fund the purchase of the Dallas Property with proceeds from this offering.

The Dallas Property encompasses approximately 220,000 rentable square feet. The Dallas Property was constructed in 1979 and is currently 97% leased. We believe that the Dallas Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Dallas Property. We intend to upgrade all unit interiors as well as enhance common area amenities and improve site lighting and landscaping.